Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Suite 612

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510      Fax: 949/673-4525

October 26, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Charlie Guidry, Staff Attorney

Washington, D.C. 20549

RE:	Sunstock, Inc.
Post-Effective Amendment No. 2
Registration Statement on Form S-1
File No. 333-198085

Dear Mr. Guidry:

Per our earlier discussions, please find attached herewith for filing a Post-Effective Amendment No. 1 to the registration statement on Form S-1 for Sunstock, Inc.

In addition to the filed version of the Post-Effective Amendment Number 2, a marked version of the document should have also been concurrently transmitted to the Staff. The marked version shows changes (in the form of red-lined text) to the last version of the Form S-1 that was filed, i.e. Post-Effective Amendment Number 1.

The Company wishes to proceed to have the amendment declared effective as soon as the Staff completes its review. Please feel free to advise us if there are any issues or concerns regarding the amendment or the effectiveness of the Registration Statement on Form S-1. If there are any other questions, please let us know the same at your earliest opportunity by contacting Lee Cassidy, Esq. at (949) 673-4510 or the undersigned at (310) 709-4338.

Thank you for your professional courtesy and assistance in this matter.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates